

RECEIVED
APR 2 6 2005
170



VF 4-28-05

SECURITIES AND EXCHANGE COMMISSION

05040173

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROBINS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3220 SW FIRST AVENUE, SUITE 210
(No. and Street)

PORTLAND, OREGON 97239
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC ROBINS 503/727-5581
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 6 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE ROBINS GROUP, LLC.
SCHEDULE 1 - REVISED APRIL 15, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORTS-PART IIa
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
Years Ended December 31, 2004 and 2003

	2004	2003
Members' equity from statement of financial condition	$ 40,893	$40,717
Deduct equity not allowable for net capital	0	0
Members' equity qualified for net capital	40,893	40,717
Deduction and/or charges:		
Furniture, net	(3,022)	(4,075)
Warrants and prepaids	(4,234)	(3,300)
Net deductions	(7,256)	(7,375)
Net Capital	$ 33,637	$33,342
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 7,941	$ 2,410
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 25,696	$28,342
Excess net capital at 1000%	$ 21,725	$29,726
AGGREGATE INDEBTEDNESS		
Items included from statement of financial condition		
Accounts payable and accrued liabilities	$ 92,119	$36,155
Note payable	27,000	0
Total aggregate indebtedness	$119,119	$36,155
Ratio: Aggregate indebtedness to net capital	3.542 to 1.	1.085 to 1.